PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

August 12, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs:

We refer to the short form prospectus of NovaGold Resources Inc. (the "Company") dated August 12, 2005 relating to the distribution of 6,260,000 common shares and 3,130,000 warrants of the Company to be issued upon the exercise of 6,260,000 previously issued special warrants of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated September 11, 2003 to the shareholders of SpectrumGold Inc. on the following consolidated financial statements:

- Consolidated balance sheet as at August 31, 2003; and
- Consolidated statements of operations and deficit and cash flows for the five months ended August 31, 2003.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC